# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boxlight Corporation, CIK 0001624512
CUSIP: 103197307
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2750 Premiere Parkway,, Suite 900, Duluth, Georgia (GA), 30097
Date of event which requires filing of this statement: 02/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062000

## Reporting persons
- Roystone Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 236,652; sole dispositive power 0; shared dispositive power 236,652; aggregate amount beneficially owned 236,652 (9.9% of the class)
  Comment: 1 This figure is comprised of 236,000 shares of common stock and an additional 205,000 pre-funded common stock purchase warrants, each exercisable for one share of Class A Common Stock, par value $0.0001 per share, subject to a 9.9% beneficial ownership limitation (the "Pre-Funded Warrants"). As of February 20, 2025, the beneficial ownership percentage reported herein was comprised of 100,000 shares of common stock and 341,000 Pre-Funded Warrants.
- Roystone Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 236,652; sole dispositive power 0; shared dispositive power 236,652; aggregate amount beneficially owned 236,652 (9.9% of the class)
  Comment: 1 This figure is comprised of 236,000 shares of common stock and an additional 205,000 pre-funded common stock purchase warrants, each exercisable for one share of Class A Common Stock, par value $0.0001 per share, subject to a 9.9% beneficial ownership limitation (the "Pre-Funded Warrants"). As of February 20, 2025, the beneficial ownership percentage reported herein was comprised of 100,000 shares of common stock and 341,000 Pre-Funded Warrants.
- Roystone Management Holdings LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 236,652; sole dispositive power 0; shared dispositive power 236,652; aggregate amount beneficially owned 236,652 (9.9% of the class)
  Comment: 1 This figure is comprised of 236,000 shares of common stock and an additional 205,000 pre-funded common stock purchase warrants, each exercisable for one share of Class A Common Stock, par value $0.0001 per share, subject to a 9.9% beneficial ownership limitation (the "Pre-Funded Warrants"). As of February 20, 2025, the beneficial ownership percentage reported herein was comprised of 100,000 shares of common stock and 341,000 Pre-Funded Warrants.
- RB Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 236,652; sole dispositive power 0; shared dispositive power 236,652; aggregate amount beneficially owned 236,652 (9.9% of the class)
  Comment: 1 This figure is comprised of 236,000 shares of common stock and an additional 205,000 pre-funded common stock purchase warrants, each exercisable for one share of Class A Common Stock, par value $0.0001 per share, subject to a 9.9% beneficial ownership limitation (the "Pre-Funded Warrants"). As of February 20, 2025, the beneficial ownership percentage reported herein was comprised of 100,000 shares of common stock and 341,000 Pre-Funded Warrants.
- Richard Barrera: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 236,652; sole dispositive power 0; shared dispositive power 236,652; aggregate amount beneficially owned 236,652 (9.9% of the class)
  Comment: 1 This figure is comprised of 236,000 shares of common stock and an additional 205,000 pre-funded common stock purchase warrants, each exercisable for one share of Class A Common Stock, par value $0.0001 per share, subject to a 9.9% beneficial ownership limitation (the "Pre-Funded Warrants"). As of February 20, 2025, the beneficial ownership percentage reported herein was comprised of 100,000 shares of common stock and 341,000 Pre-Funded Warrants.

## Item 1. Issuer
Name of issuer: Boxlight Corporation
Address of issuer's principal executive offices: 2750 Premiere Parkway, Ste. 900, Duluth, Georgia 30097, United States of America

## Item 2. Person Filing
Name of person filing:
Roystone Fund LP
Roystone Fund GP LLC
Roystone Management Holdings LLC
RB Management GP LLC
Richard Barrera
Address of principal business office or, if none, residence:
Roystone Fund LP
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Roystone Fund GP LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Roystone Management Holdings LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

RB Management GP LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Richard Barrera
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America
Citizenship:
Roystone Fund LP - Delaware
Roystone Fund GP LLC - Delaware
Roystone Management Holdings LLC - Delaware
RB Management GP LLC - Delaware
Richard Barrera - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Roystone Fund LP - 236,652
Roystone Fund GP LLC - 236,652
Roystone Management Holdings LLC - 236,652
RB Management GP LLC - 236,652
Richard Barrera - 236,652
Percent of class:
Roystone Fund LP - 9.9%
Roystone Fund GP LLC - 9.9%
Roystone Management Holdings LLC - 9.9%
RB Management GP LLC - 9.9%
Richard Barrera - 9.9%
Sole power to vote or to direct the vote:
Roystone Fund LP - 0
Roystone Fund GP LLC - 0
Roystone Management Holdings LLC - 0
RB Management GP LLC - 0
Richard Barrera - 0
Shared power to vote or to direct the vote:
Roystone Fund LP - 236,652
Roystone Fund GP LLC - 236,652
Roystone Management Holdings LLC - 236,652
RB Management GP LLC - 236,652
Richard Barrera - 236,652
Sole power to dispose or to direct the disposition:
Roystone Fund LP - 0
Roystone Fund GP LLC - 0
Roystone Management Holdings LLC - 0
RB Management GP LLC - 0
Richard Barrera - 0
Shared power to dispose or to direct the disposition:
Roystone Fund LP - 236,652
Roystone Fund GP LLC - 236,652
Roystone Management Holdings LLC - 236,652
RB Management GP LLC - 236,652
Richard Barrera - 236,652

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Roystone Management Holdings LLC. None of those advisory clients, other than Roystone Fund LP, may be deemed to beneficially own more than 5% of the Class A Common Stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Roystone Fund LP: By: ROYSTONE FUND GP LLC, its general partner, By: /s/ Laura Roche*, Laura Roche / COO/CFO (06/18/2025)
- Roystone Fund GP LLC: By: /s/ Richard Barrera*, Richard Barrera / Managing Member (06/18/2025)
- Roystone Management Holdings LLC: By: /s/ Laura Roche*, Laura Roche / COO/CFO (06/18/2025)
- RB Management GP LLC: By: /s/ Richard Barrera*, Richard Barrera / Managing Member (06/18/2025)
- Richard Barrera: By: /s/ Richard Barrera*, Richard Barrera (06/18/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.